New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

AT MARCH 31, 2006

This Management Discussion and Analysis (“MD&A”) is intended to supplement the Company’s financial statements and notes (“Statements”) thereto and compares the financial results of the first quarter of 2006 with those of the comparative quarter in 2005. The reader is encouraged to review the Statements in conjunction with this document as well as the statements and MD&A as filed for the year ended December 31, 2005. This report is dated May 10, 2006 and the Company’s public filings, including its most recent Annual Information Form, can be reviewed via the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). A note to the financial statement reconciling the figures to United States Generally Accepted Accounting Principles (“USGAAP”) is included in the annual audited Statements.

Amendments

As a result of the review by the Company of the financial statements and management’s discussion and analysis of the Company for the period ended March 31, 2006  the following revised disclosure is being provided to reconcile certain matters in the Restated  Financial Statements and MD&A.

Revisions of Selected Financial Information (Restated MD&A – March 31, 2006)

Financial statements Statement of cash flow	March 31, 2006	Revised March 31, 2006
Net change in non-cash working capital items	(112,439)	(739,477)
Cash used for operating activities	(919,384)	(1,546,422)
Payments for mineral properties and exploration costs	(5,402,631)	(4,775,593)
Cash used for investing activities	(5,523,088)	(4,896,050)

Note 10 – Supplementary Cash Flow Information

Non-cash working capital incurred for mineral properties and exploration costs	(1,249,050)	(633,350)

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006

Management discussion and analysis Selected quarterly information	March 31, 2006	Revised March 31, 2006
Payments for mineral properties and exploration costs	(5,402,631)	(4,775,593)

The narrative description describing where the Company’s expenditures were made has been amended to:

During the first quarter of 2006, the Company invested approximately $4.8 million on its mineral properties as compared to $3.1 million in the comparative quarter in 2005 for an increase of $1.7 million. The increase is primarily the result of spending $1.5 million on underground exploration and support, $0.5 million on surface drilling activities at Afton and Ajax, $0.5 million on the feasibility study and incurred payments of $1.7 million for tunneling costs related to activities which occurred in 2005 which were paid in 2006 during the first quarter of 2006. This compares to spending $2.9 million on tunneling and decline development and $0.2 million on drilling in the comparative quarter in 2005.

BUSINESS OVERVIEW

Afton Copper-Gold Project

New Gold Inc. (“New Gold” or the “Company”) is a Canadian based resource company engaged in the exploration and development of base and precious metals properties in British Columbia Canada. The current principle area of focus is the New Afton copper/gold project (“Project”) located in Kamloops, British Columbia.

During the first quarter of 2006 the Company advanced its activities on the Project from those in in 2005 when it focused on the underground exploration decline development and infill drilling to those in 2006 related to completing a feasibility study and advancing its exploration efforts. The Company began the feasibility study in the first quarter of 2006 following the announcement of the group of consulting firms being engaged in December 2005. The Company plans to complete the feasibility study by the end of 2006. The Company also plans to perform the activities required to acquire the necessary permits and financing to be able to make a construction decision by the end of 2006.

The scope of the feasibility study includes an updated resource estimation, mining method selection, reserves and mine production scheduling, process plant design, tailings deposition, all infrastructure requirements and the preparation of the project economic analysis. Once complete, the feasibility study will replace the prior scoping study completed on the Project (in 2003, and updated in 2004), and will establish the technical and economical potential of developing a new underground mine at the Project.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006

The first phase of the feasibility study has been completed by March 31, 2006 and phase two is now underway.

The Company also announced the final in-fill drilling results from the underground drilling program which was completed in early 2006.  The results of the Company’s drilling can be viewed on the company website (www.newgoldinc.com) or on SEDAR.

Afton and Ajax Exploration Properties

The Company has embarked on a significant exploration program for 2006 and has committed $6.5 million to evaluate both the underground targets around the existing resource at Afton as well as a surface drilling program to evaluate areas outside of the current resource at Afton and on the Ajax claim areas. The commitment to spending will be re-evaluated at the mid-year point and any changes will be based upon the results derived in the first half of the year.

During the first quarter of 2006 the Company completed 9,243 metres of underground drilling at Afton, 4,407 metres of surface drilling at Afton and 2,032 metres of surface drilling at Ajax. The total metres of 15,682 was below the plan of 20,245 due in part to the later starting of drilling than originally planned.

In February 2006, the Company completed an arm’s length agreement with the owner (“optionor”) of one mineral claim, located in the Kamloops Mining Division and contiguous to the Company’s Ajax Property, to explore the property. As a result, the Company paid $15,000 for the exclusive right to explore this property for one year.  The exclusive exploration rights may be extended by making payments of, respectively, $15,000 and $50,000 for successive one year periods to February 24th in each of the years 2007 and 2008.  The Company may at any time during the option period purchase the property by paying $100,000 and reserving to the optionor a 1.5% net smelter return royalty on production from the property. In the event the Company acquires the property, it holds the sole right to purchase the 1.5% net smelter return royalty for $100,000 per one-fifteenth (1/15th) of the royalty being purchased. All payments subsequent to the initial $15,000 are payable in cash or equivalent value in shares of New Gold at the optionor’s discretion.  The Company received transfer of title, which will be retransferred if the Company does not exercise the purchase option.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006

SELECTED QUARTERLY INFORMATION

The results of operations are summarized in the following tables which have been prepared in accordance with Canadian GAAP:

$Cdn	2006 1st Quarter	2005 4th Quarter	2005 3rd Quarter	2005 2nd Quarter

Income Statement
(Loss)	$ (1,336,049)	$ (1,279,500)	$ (490,854)	$ (803,078)
Loss per share	(0.06)	$(0.08)	$(0.04)	$(0.06)

Balance Sheet
Working Capital	80,307,904	14,814,376	13,099,254	17,784,732
Total Assets	110,204,266	41,751,593	34,180,290	34,986,982

Statement of Cash Flows
Payments for mineral properties exploration costs	(4,775,593)	(4,810,406)	(4,422,861)	(4,252,999)
Cash flow from (used for) financing activities	70,532,945	6,944,830	(5,668)	2,967,941

$Cdn	2005 1st Quarter	2004 4th Quarter	2004 3rd Quarter	2004 2nd Quarter

Income Statement
Income/(Loss)	$ (825,908)	$ (1,144,892)	$ (146,626)	$ (20,422)
Earnings/(Loss) per share	$(0.06)	$(0.09)	$(0.01)	(0.01)

Balance Sheet
Working Capital	20,566,933	24,166,554	26,185,696	25,346,309
Total Assets	31,639,796	31,795,645	30,729,760	29,456,408

Statement of Cash Flows
Payments for mineral claim interest and exploration costs	(3,080,817)	(1,699,439)	(375,412)	(234,459)
Cash flow from (used for) financing activities	(5,667)	169,323	(1,362,332)	155,735

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006

Comparative Periods

During the first quarter of 2006, the Company invested approximately $4.8 million on its mineral properties as compared to $3.1 million in the comparative quarter in 2005 for an increase of $1.7 million. The increase is primarily the result of spending $1.5 million on underground exploration and support, $0.5 million on surface drilling activities at Afton and Ajax, $0.5 million on the feasibility study and incurred payments of $1.7 million for tunneling costs related to activities which occurred in 2005 which were paid in 2006 during the first quarter of 2006. This compares to spending $2.9 million on tunneling and decline development and $0.2 million on drilling in the comparative quarter in 2005.

The Company incurred a loss of $1.3 million or $0.06 per share in the first quarter of 2006 versus a loss of $0.8 million or $0.6 per share in the comparative quarter of 2005. In the first quarter of 2006 the Company incurred higher costs for wages and benefits due to higher staffing levels as well increased regulatory charges due to having more shares outstanding at a higher price and higher promotional costs due to higher activity levels.

Interest income was $0.4 million for the current quarter in 2006 versus $0.2 million in the 2005 comparative period due to higher cash balances as a result equity raisings completed in December 2005 and February 2006.

LIQUIDITY & CAPITAL RESOURCES

As at March 31, 2006, the Company had working capital of $80.3 million versus $14.8 million as at December 31, 2005. During the first quarter of 2006 the Company completed, by way of a short form prospectus in Canada, through a syndicate of underwriters, an offering of 8,334,000 units priced at $9.00 per unit for gross cash proceeds of $75 million.  Each unit consisted of one common share and one-half of a share purchase warrant.  Each whole warrant will be exercisable to purchase one common share at a price of $12.00 per share for a period of two years from the date of closing (February 28, 2008).

It is planned that the proceeds of this financing will be predominantly used as the Company’s equity portion towards the ultimate financing for the development of the Afton project. The Company will also be looking at the availability of project debt financing, or alternative structured financings, for the project during the second half of 2006.

The Company plans to complete its feasibility study in 2006 at an estimated cost of $5.3 million plus undertake a significant exploration program both from the underground and surface locations at and around the Project as well as at the Ajax property. The ultimate cost of the 2006 exploration program will be determined once the initial six month program results are received from a planned $6.5 million program.

The Company’s current working capital level is sufficient to meet its presently planned funding requirements for this stage of the Project up to the end of 2006.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006

Related Party Transactions

During the period ended March 31, 2006 the following related party transactions occurred:

	2006	2005
For wages and consulting services charged by a related person of a Director	-	24,000

 Subsequent to December 31, 2005, the services provided ceased to be a related party.

2006 OUTLOOK

The Company’s previously stated priorities remain for 2006. The Company will focus its main attention on the advancement of the Afton Project through the feasibility stage in 2006 in parallel with the advancement of the permitting and financing efforts. The Company is well funded to advance the Project to the completion of the Feasibility Study and will also assess the potential of its overall land package through a regional exploration program in 2006. The Company will seek to finance the Project in 2006 as well as continue to review its exploration requirements. In addition, the Company will be proceeding with the permitting process requirements of the Project, including both the environmental and social requirements.

As at May 10, 2006, the Company’s outstanding capital stood at:

Common shares	23,910,217
Warrants	4,167,000
Common stock options	1,786,500
Compensation options	50,000

Forward-Looking Statement

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2006

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

US Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.